UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

September 2, 2014
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Lombard Medical, Inc.
(Exact Name of Registrant as Specified in Its Charter)
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N/A
(Translation of Registrant’s Name into English)
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Cayman Islands	3841	Not applicable
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)

4 Trident Park
Didcot
Oxfordshire OX11 7HJ
United Kingdom
+44 (0)1235 750800

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
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Lombard Medical Technologies, Inc.
15420 Laguna Canyon Road
Suite 260
Irvine, CA 92618

(Name, Address, Including Area Code, of Agent for Service)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X                                           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Lombard Medical, Inc. reported that two of its Directors purchased ordinary shares of $0.01 of the company.  On August 25, 2014, John B. Rush, purchased 1,000 shares in an open market transaction at a price of $6.45 and on August 28, 2014, Craig Rennie purchased 15,060 shares in open market transactions at an average price of $6.52.  Immediately after the transactions Mr. Rush held 7,107 shares and Mr. Rennie held 150,000 shares of the company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lombard Medical, Inc.

By: /s/ Ian Ardill
Ian Ardill Chief Financial Officer

Date:  September 2, 2014